6/20

02042050

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orivo Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

P JUL 01 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3837 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 6/21/02

82-3837

02 JUN 20 AM 11:49

Priva Inc.

AR/S
12-31-01

2001 ANNUAL REPORT

CORPORATE PROFILE

Priva Inc is in the business of marketing and distributing a complete range of waterproof and absorbent speciality textile products for adults and children to retailers and catalogue companies. Priva currently has a retail distribution network of over 22,000 stores that carry the Company's products on their shelves.

The Company has continued to strengthen its position with its impressive group of diversified, well-known customers who are located in Canada, the U.S., the United Kingdom, Germany, New Zealand and Australia. This customer base includes such well-known retail chains as Wal-Mart, Sears, Toys R Us, Shoppers Drug Mart, Albertsons & CVS Drug Stores to name a few.

Priva Inc's shares are listed to trade on the TSX Venture Exchange under the trading symbol "PIV". Priva Inc is also registered in the United States with Standard and Poors.

NOTICE OF ANNUAL MEETING

The Annual General Meeting of Shareholders will take place at 9.00 am on June 12th, 2002 at 9100 Ray Lawson Blvd, Anjou, Quebec.

REPORT TO SHAREHOLDERS

We are pleased to report that in 2001, Priva increased both its retail customer base and the number of products being sold. Throughout 2001, the retail environment was marked by ongoing acquisitions and mergers. Most retailers focused their attention on budgeting and monitoring their sales and inventory positions. As a result, they made new demands on vendors. Shorter lead times for delivery and downward pressure on margins combined with increases in freight costs due to higher gasoline prices forced the Company to find ways to offset the negative effects of these issues and we were very pleased with the results. Through it all, one factor remained constant: our ability to develop and market a distinctively different product line that differentiates us from our competitors. This was the primary reason we were successful in positioning three products in Albertson's, the 3rd largest food chain in the USA.

RESULTS OF OPERATIONS

Sales climbed to \$6.3 million, an increase of 11% from the previous year. Gross profit improved to 34.1%, an increase of 1.4% over the 2000 results.

Operating expenses held steady at 29% of sales. The total expenses of \$1.81 million were higher in 2001 than the \$1.64 million recorded in 2000.

Net earnings for 2001 were \$335,473 or 2.1 cents per share on a fully diluted basis, compared with \$216,046 or 1.4 cents per share on a fully diluted basis in 2000.

Priva's Balance Sheet shows continued improvement. The working capital ratio has risen from 0.67:1 in 1999 to 1:1 in 2000 to 1.06:01 in 2001.

SUMMARY

December 31, 2001 marks the end of Priva's second consecutive year of profitability. Sales have grown considerably since 2000. Internationally, Priva has experienced growth in all the markets it serves, including Australia, where the Company's products can be found in Target and K-Mart (not associated with K-Mart USA).

Priva is well positioned to further develop its distribution channels, which have become a major asset of the Company.

I want to thank the Board of Directors, our shareholders and staff for their continued support.

On behalf of the Board of Directors,

David Horowitz

David Horowitz
President and CEO

PRIVA INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

PRIVA INC.

Table of contents

PERREAULT, WOLMAN, GRZYWACZ & CIE. CO.

Comptables Agréés - Chartered Accountants

Société en nom collectif

5250 Ferrier, Suite 814
Montréal, Québec H4P 2N7
Téléphone: (514) 731-7987
Télécopieur: (514) 731-8782

AUDITORS' REPORT

To the Shareholders of
Priva Inc.

We have audited the balance sheet of **Priva Inc.** as at December 31, 2001 and the statements of income, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec
March 15, 2002

Chartered Accountants

PRIVA INC.
Balance sheet
December 31,

	2001	2000
ASSETS		
CURRENT		
Cash	$ 56,533	$ -
Accounts receivable (Note 3)	1,295,413	1,131,655
Inventories (Note 4)	1,037,796	974,166
Prepaid expenses	7,363	12,736
	2,397,105	2,118,557
CAPITAL ASSETS (Note 5)	3,560	5,093
INTANGIBLE PROPERTIES (Note 6)	238,768	88,009
	$ 2,639,433	$ 2,211,659
LIABILITIES		
CURRENT		
Bank indebtedness (Note 7)	$ -	$ 36,090
Bank loan (Note 7)	825,000	530,000
Accounts payable (Note 8)	1,380,777	1,547,386
Current portion of the long term debt (Note 9)	50,000	-
	2,255,777	2,113,476
LONG-TERM DEBT (Note 9)	400,000	450,000
LONG-TERM DEBT - PARENT COMPANY (Note 10)	500,000	500,000
	3,155,777	3,063,476
SHAREHOLDERS' DEFICIENCY		
Share capital (Note 11)	1,068,591	1,068,591
Deficit	(1,584,935)	(1,920,408)
	(516,344)	(851,817)
	$ 2,639,433	$ 2,211,659

See accompanying notes to the financial statements.

ON BEHALF OF THE BOARD

David Horowitz, Director

David Schreiner, Director

PRIVA INC.
Statement of deficit
Year ended December 31,

	2001	2000
BALANCE, BEGINNING OF YEAR	$(1,920,408)	$(2,136,454)
NET INCOME	335,473	216,046
BALANCE, END OF YEAR	$(1,584,935)	$(1,920,408)

See accompanying notes to the financial statements.

PRIVA INC.
Statement of income
Year ended December 31,

		2001	2000
SALES		$ 6,296,939	$ 5,691,267
COST OF GOOD SOLD (Appendix A)		4,152,505	3,832,573
GROSS PROFIT		2,144,434	1,858,694
OPERATING EXPENSES			
Selling	(Appendix A)	1,228,185	1,175,584
Administrative	(Appendix A)	448,184	347,887
Financial	(Appendix A)	132,592	119,177
		1,808,961	1,642,648
NET INCOME		$ 335,473	$ 216,046
Income per share (Note 12)		$ 0.025	$ 0.016
Fully diluted income per share (Note 12)		$ 0.021	$ 0.014

See accompanying notes to the financial statements.

PRIVA INC.
Statement of cash flows
Year ended December 31,

	2001	2000
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		
Net income	$ 335,473	$ 216,046
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization - capital assets	1,369	1,957
Amortization - tangible properties	6,757	6,610
Loss on disposal of capital assets	1,263	-
	344,862	224,613
Changes in operating assets and liabilities:		
Increase in accounts receivable	(163,758)	(224,165)
Increase in inventories	(63,630)	(423,960)
Decrease (increase) in prepaid expenses	5,373	(7,505)
Decrease in accounts payable	(166,609)	(187,762)
Net cash used in operating activities	(43,762)	(618,779)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition in capital assets	(1,099)	(5,470)
Acquisition in intangible properties	(2,816)	(5,428)
Placement fees	(154,700)	-
Net cash used in investing activities	(158,615)	(10,898)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in long-term debt - parent company	-	500,000
Increase in bank loan	295,000	100,000
Net cash from financing activities	295,000	600,000
INCREASE (DECREASE) IN CASH	92,623	(29,677)
CASH DEFICIENCY, BEGINNING OF YEAR	(36,090)	(6,413)
CASH (CASH DEFICIENCY), END OF YEAR	$ 56 533	$(36,090)

See accompanying notes to the financial statements.

1. STATUTES OF INCORPORATION AND NATURE OF ACTIVITIES

The Company is incorporated under the Laws of Alberta and operates as a distributor of waterproof and absorbent products.

2. SIGNIFICANT ACCOUNTING POLICIES

Inventories

Raw materials are valued at the lower of cost and replacement cost.

Work in process and finished goods are valued at the lower of cost and net realizable value.

Capital assets

Capital assets are accounted for at cost and are amortized based on their estimated useful lives using the following methods and rates.

	Method	Rates
Furniture and fixtures	Diminishing balance	20%
Computer hardware	Diminishing balance	30%

Intangible properties

Trademarks and patents are accounted for at cost and are amortized on their estimated useful life using the straight-line method over a period of seventeen years.

Placement fees are accounted for at cost. The carrying value of the placement fees is valued annually to determine whether there has been a loss in value. Any decrease in value will be reflected in the period in which the decrease is recognized.

Foreign currency transactions

The company uses the temporal method to translate its foreign currency transactions.

Monetary assets and liabilities are translated at the rate of exchange in effect at year-end. Other assets and liabilities are translated at their historic rates. Items appearing in the income statement, except for cost of inventory and depreciation, are translated at average year rates. Exchange gains and losses are included in the income statement, except for unrealized exchange gains or losses on long-term monetary assets or liabilities that are deferred and amortized over the remaining life of the related asset or liability.

3. ACCOUNTS RECEIVABLE

	2001	2000
Trade	$ 1,246,592	$ 1,051,804
Sales taxes	48,821	79,851
	$ 1,295,413	$ 1,131,655

4. INVENTORIES

	2001	2000
Raw materials	$ 304,213	$ 307,801
Finished goods	733,583	666,365
	$ 1,037,796	$ 974,166

5. CAPITAL ASSETS

			2001	2000
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and fixtures	$ 1,099	$ 219	$ 880	$ 1,264
Computer hardware	5,470	2,790	2,680	3,829
	$ 6,569	$ 3,009	$ 3,560	$ 5,093

6. INTANGIBLE PROPERTIES

			2001	2000
	Cost	Accumulated Amortization	Net Value	Net Value
Trademarks and patents	$ 115,184	$ 31,116	$ 84,068	$ 88,009
Placement fees	154,700	-	154,700	-
	$ 269,884	$ 31,116	$ 238,768	$ 88,009

7. BANK INDEBTEDNESS AND BANK LOAN

On January 8, 2002, the Company renewed its demand operating line of credit of $800,000, which is increased to $1,000,000 for the period of November 1st to January 31 of the following year, and bearing interest at the bank's prime rate plus 1.5%. The line of credit is available by way of prime based loans, letters of credit or US overdraft up to $100,000 US. In addition, for foreign exchange contracts, the Company has an available amount up to $1,000,000 US with a daily limit of $100,000 US. As security for any bank indebtedness, the Company has pledged its inventories, accounts receivable and other moveable property in the amount of $1,000,000 of which $175,000 remain unused as at December 31, 2001. Furthermore, there is security on inventories under Section 427 of the Bank Act, fire insurance on inventories with loss payable to the bank and suretyship and subordination from its parent company for an unlimited amount.

8. ACCOUNTS PAYABLE

	2001	2000
Trade - parent company	$ 1,003,597	$ 1,072,605
Trade and accrued liabilities	356,671	459,493
Wages payable	20,509	15,288
	$ 1,380,777	$ 1,547,386

9. LONG-TERM DEBT

	2001	2000
Unsecured debentures, bearing interest at 12% and maturing on February 17, 2002. The debentures are convertible at a strike price of $0.45 in the year ending February 17, 2002. The Company reserves the right to force conversion when the last 20 days moving average of trading reaches 150% of the strike price. The Company will have the option to pay out the debentures on 30 days notice.	$ 450,000	$ 450,000
Less: Current portion	(50,000)	-
	$ 400,000	$ 450,000

9. LONG-TERM DEBT (Cont'd)

Interest and principal repayments on the new debentures are due in the following fiscal years:

	Principal	Interest
2002	$ 50,000	$ 32,156
2003	150,000	24,937
2004	150,000	13,406
2005	100,000	1,500
	$ 450,000	$ 71,999

Upon maturity of the debentures on February 17, 2002, the Company renewed the debentures as follows:

	2001	2000
Unsecured debentures, bearings interest at 7.5%, $100,000 maturing on February 17, 2003 and $150,000 maturing on February 17, 2004.	$ 250,000	$-
Unsecured debentures, bearing interest at 12%, maturing on February 17, 2005.	100,000	-
Unsecured debentures, bearing interest at 12%, and maturing on February 17, 2003.	50,000	-
	$ 400,000	$ -

10. LONG-TERM DEBT - PARENT COMPANY

	2001	2000
Unsecured note payable to the parent company, bearing interest at 3%, interest payable quarterly, the principal amount becomes due on May 24, 2003.	$ 500,000	$ 500,000

11. SHARE CAPITAL

Authorized:

Common shares

Class "A" preferred shares

Issued:	2001	2000
13,542,858 Common shares	$ 1,068,591	$ 1,068,591

Share option plan:

The Company may grant options to key employees and senior executives of the Company and its parent company to purchase an equivalent number of common shares to a maximum of 2,500,000 common shares. As at December 31, 2001, there were 1,400,000 options outstanding as follows:

Number of options	Option Price per share	Expiry date
1,200,000	$0.10	May 24, 2005
200,000	$0.20	July 31, 2006

12. INCOME PER SHARE

Basic income per share for the year ended December 31, 2001 has been calculated using the weighted average number of common shares outstanding during the year.

Fully diluted income per share has been calculated using 15,942,858 common shares, being the sum of the number of common shares outstanding as at December 31, 2001 (13,542,858 shares) and the shares that may be issued following the potential conversion of the debentures and the exercise of option granted under the Company's share option plan (2,400,000 shares).

13. LOSS CARRY FORWARD

The Company has non-capital losses, which may be applied to reduce future taxable income. These losses expire as follows:

	Federal	Quebec
2002	$ 394,303	$ 399,773
2003	195,806	195,806
2005	293,166	293,166
2006	336,365	336,365
2007	-	5,470
	$ 1,219,640	$ 1,230,580

No recognition has been given in these financial statements to the potential income tax benefits, which may result from utilization of these losses.

14. RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with its parent company:

Purchased $1,543,610 (2000: $1,991,187) of merchandise.

Paid $141,171 (2000: $103,773) for administrative services.

The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

15. GEOGRAPHIC INFORMATION

	Revenues
United States	$ 3,528,838
Canada	1,825,426
England	942,675
	$ 6,296,939

16. INFORMATION ABOUT MAJOR CUSTOMER

Revenues from one customer of Priva Inc. represent approximately $940,000 of the Company's total revenues.

17. FINANCIAL INSTRUMENTS

Credit risk

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company does not have a significant exposure to any individual customer or counterparty. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its specific customers, historical trends and economic circumstances.

Currency

70% of the sales and 16% of the purchases of the company are in foreign currencies. Consequently, some assets, liabilities, revenues and expenses are exposed to foreign exchange fluctuations.

The assets and liabilities, which are affected by foreign exchange fluctuations, are as follows:

	2001	**2000**
Cash	$ 83,300	$ 2,500
Accounts receivable	646,000	740,200
Accounts payable	43,200	136,000

18. CASH FLOWS

Cash flows from interest and income taxes are as follows:

	2001	**2000**
Interest paid	$ 132,592	$ 119,177
Income taxes paid	-	-

19. COMPARATIVE FIGURES

Certain figures for 2000 have been reclassified to make their presentation identical to that adopted in 2001.

PRIVA INC.
Cost of goods sold, selling, administrative and financial expenses
Year ended December 31,

	2001	2000
COST OF GOODS SOLD		
Inventories, beginning of year	$ 974,166	$ 550,206
Purchases	4,216,134	4,256,533
	5,190,300	4,806,739
Inventories, end of year	1,037,795	974,166
	$ 4,152,505	$ 3,832,573
SELLING		
Salaries and fringe benefits	$ 296,954	$ 229,203
Delivery	289,003	250,721
Advertising promotional rebate	214,099	197,760
Commissions	173,152	178,324
Travel and entertainment	96,842	128,065
Promotional material	89,749	33,183
Customer service	40,574	124,785
Postage and communication	20,148	22,026
Exhibition and samples	7,664	11,517
	$ 1,228,185	$ 1,175,584
ADMINISTRATIVE		
Salaries and fringe benefits	$ 234,640	$ 135,901
Professional fees	124,366	101,634
Office supplies and stationery	41,393	71,369
Taxes	38,396	30,416
Loss on disposal of fixed assets	1,263	-
Amortization - intangible properties	6,757	6,610
Amortization - capital assets	1,369	1,957
	$ 448,184	$ 347,887
FINANCIAL		
Interest on long-term debt	$ 89,954	$ 80,651
Interest and bank charges	42,638	38,526
	$ 132,592	$ 119,177